UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: November 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales grows by 5% in October 2017

Mumbai, November 01, 2017:Tata Motors Limited, a leading global automobile manufacturer today announced growth in October 2017, driven by strong sales performance in Pick-up (45%) & ILCVs (7%). The domestic Passenger and Commercial Vehicle Business, recorded a growth of 5% at 48,886 units, in October 2017, compared to October 2016, last year. This is at the back of festive demand across segments, increased positive customer sentiments and introduction of new products.

Domestic - Commercial Vehicles

Tata Motors' overall commercial vehicles sales in October 2017, in the domestic market were at 32,411 nos., higher by 7% over October 2016. The sales grew on the back of a further ramp-up of production, growing demand for newly launched products and higher customer uptick owing to increased consumption across sectors, coinciding with peak festive season buying trends across segments. Cumulative sales growth of commercial vehicles in the domestic market for the fiscal (April-October 2017) were at 193,782 units, a growth of 5%, compared to 184,871 units, in the same period, last fiscal.

The M&HCV trucks segment grew by 8%, at 11,391 nos., in October 2017. This segment witnessed growth in demand due to increasing acceptance of Tata Motors' SCR technology, infrastructure development led by government funding and restrictions on overloading creating greater demand for new high tonnage vehicles, especially for new 37T multi-axle trucks and 49T tractor trailers.

The I&LCV truck segment also saw an upward trend and grew by 7% at 3,760 units in October 2017, driven by the performance of new product introductions.

The pickup segment at 5,604 units in October 2017 reported a strong growth of 45% with the Tata Xenon Yodha and ACE Mega XL gaining acceptance and demand across markets while the SCV cargo segment with sales at 8,413 units, remained flat, over last year. The passenger carrier (including buses) segment sales were at 3,243 units were lower by 17%, over October 2016, as the fresh purchase from STUs and the release of permits have been subdued.

Domestic - Passenger Vehicles

In October 2017, Tata Motors passenger vehicles, recorded sales of 16,475 units, growth of 1%, over October 2016. This was supported by continued good performance of new generation vehicles Tiago, Tigor, Hexa and an excellent response received for the newly launched compact SUV, Nexon.

Cumulative sales growth of passenger vehicles in the domestic market for the fiscal (April-Oct 2017) were at 97,892 units, a growth of 10%, compared to 88,976 units, in the same period last fiscal.

Exports

The company's sales from exports was at 4,311 nos., in October 2017, a decline of 32%, due to continued drop in TIV in Sri Lanka (by 53%) and Nepal (by 46%).

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.